UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-24249

(Check One)     [  ] Form 10-K     [  ] Form 20-F     [  ] Form 11-K     [X] Form 10-Q      [  ] Form 10-D      [  ] Form N-SAR     [  ] Form N-CSR

For Period Ended: September 30, 2016

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: ________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _____________________________________

PART I – REGISTRANT INFORMATION

Interpace Diagnostics Group, Inc.
Full Name of Registrant

Former Name if Applicable

Morris Corporate Center 1, Building A, 300 Interpace Parkway
Address of Principal Executive Office (Street and number)

Parsippany, New Jersey 07054
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reason described in reasonable detail in Part III of this form could not be |eliminated without unreasonable effort or expense;

[X]

(b)     The subject annual report, semi-annual report, transition report on Form 10-K, |Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on |or before the fifteenth calendar day following the prescribed due date; or the subject |quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been |attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, Interpace Diagnostics Group, Inc. (the “Company”), Interpace Diagnostics, LLC, a subsidiary of the Company (“Interpace LLC”), and RedPath Equityholder Representative, LLC (the “Equityholder Representative”), entered into a Fourth Amendment To Non-Negotiable Subordinated Secured Promissory Note (the “Fourth Amendment”) to extend until November 20, 2016, subject to the terms of the Fourth Amendment, the due date for the first quarterly payment of principal under that certain Non-Negotiable Subordinated Secured Promissory Note, dated as of October 31, 2014 (as amended, the “Note”) by the Company and Interpace LLC, in favor of the Equityholder Representative, on behalf of the former equity holders of RedPath Integrated Pathology, Inc.

The Company is engaged in negotiations with the Equityholder Representative to amend the Note to further extend the due date for the first quarterly payment of principal under the Note and to make certain other changes to the terms and conditions of the Note. The Company believes that the outcome of its negotiations with the Equityholder Representative is likely to affect the presentation of information and disclosures in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 (the “Form 10-Q”), which was due on November 14, 2016, and that the outcome of such negotiations should be included in the Form 10-Q to accurately reflect the Company’s status with respect to the Note and the Company’s liquidity and capital resources. Accordingly, the Company is filing this Form 12b-25 with the Securities and Exchange Commission because additional time is needed for the Company to complete the Form 10-Q.

The Company expects to file the Form 10-Q on or before November 21, 2016, within the time allowed by this extension.

PART IV – OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification:

Jack E. Stover	844	405-9655
(Name)	(area code)	(Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [  ] No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation:

Interpace Diagnostics Group, Inc.
(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2016	By:	/s/ Jack E. Stover
Name: Jack E. Stover
Title: President and Chief Executive Officer
(Principal Executive Officer)

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001)